STATEMENT OF INVESTMENTS

Dreyfus Premier State Municipal Bond Fund, Connecticut Series

July 31, 2006 (Unaudited)

Long-Term Municipal Investments--98.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut--71.0%				
Connecticut	5.25	3/1/07	3,000,000 a	3,057,330
Connecticut	5.25	3/1/07	2,700,000 a	2,751,597
Connecticut	5.00	3/15/08	70,000 a	72,096
Connecticut	5.13	3/15/08	25,000 a	25,805
Connecticut	5.50	3/15/12	5,000,000 b,c	5,299,400
Connecticut	4.75	5/1/24	2,200,000	2,259,488
Connecticut (Insured; FGIC)	5.00	8/15/21	2,000,000	2,090,760
Connecticut (Insured; FSA)	5.00	10/15/21	3,500,000	3,643,780
Connecticut (Insured; FSA)	5.00	6/1/26	5,000,000	5,251,350
Connecticut (Insured; MBIA)	5.25	10/15/21	7,915,000	8,492,716
Connecticut (Insured; MBIA)	5.25	10/15/22	2,000,000	2,145,980
Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC)	5.25	10/1/13	30,000	31,626
Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC)	6.01	10/1/13	2,750,000 b,c	3,048,182
Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC)	5.25	10/1/16	20,000	20,940
Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC)	6.01	10/1/16	2,225,000 b,c	2,434,194
Connecticut, Clean Water Fund Revenue	5.13	9/1/09	3,050,000 a	3,200,426
Connecticut, Clean Water Fund Revenue	5.99	7/15/12	4,850,000 b,c	5,306,579
Connecticut, Clean Water Fund Revenue	5.25	7/15/12	15,000	15,706
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes)	7.13	6/1/10	3,400,000	3,752,512
Connecticut, Special Tax Obligation				

(Transportation Infrastructure Purposes) (Insured; FSA)	5.50	11/1/07	4,580,000	4,683,187
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FSA)	5.50	11/1/07	5,000,000	5,112,650
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FSA)	5.38	7/1/20	2,000,000	2,139,740
Connecticut Development Authority, Airport Facility Revenue (Learjet Inc. Project)	7.95	4/1/26	2,300,000	2,731,066
Connecticut Development Authority, First Mortgage Gross Revenue (Church Homes Inc., Congregational Avery Heights Project)	5.80	4/1/21	3,000,000	3,042,690
Connecticut Development Authority, First Mortgage Gross Revenue (The Elim Park Baptist Home, Inc. Project)	5.38	12/1/18	2,300,000	2,341,262
Connecticut Development Authority, First Mortgage Gross Revenue (The Elim Park Baptist Home, Inc. Project)	5.75	12/1/23	1,000,000	1,047,120
Connecticut Development Authority, PCR (Connecticut Light and Power Co. Project)	5.85	9/1/28	3,200,000	3,347,264
Connecticut Development Authority, PCR (Connecticut Light and Power Co. Project)	5.95	9/1/28	1,945,000	2,037,290
Connecticut Development Authority, Water Facilities Revenue (Bridgeport Hydraulic Co. Project) (Insured; AMBAC)	6.15	4/1/35	2,750,000	2,845,150
Connecticut Health and Educational Facilities Authority, Revenue (Canterbury School Issue) (Insured; Radian)	5.00	7/1/31	1,000,000	1,019,950
Connecticut Health and Educational Facilities Authority, Revenue (Danbury Hospital Issue) (Insured; AMBAC)	5.75	7/1/29	3,000,000	3,168,930
Connecticut Health and Educational Facilities Authority, Revenue (Eastern Connecticut Health Network Issue) (Insured; Radian)	5.13	7/1/30	1,500,000	1,547,595
Connecticut Health and Educational Facilities Authority, Revenue (Hospital for Special Care				

Issue) (Insured; ACA)	5.38	7/1/17	3,680,000	3,762,395
Connecticut Health and Educational Facilities Authority, Revenue (Loomis Chaffee School Project)	5.25	7/1/11	3,000,000 a	3,223,140
Connecticut Health and Educational Facilities Authority, Revenue (Loomis Chaffee School Project)	5.50	7/1/11	2,150,000 a	2,333,825
Connecticut Health and Educational Facilities Authority, Revenue (Loomis Chaffee School Project)	5.25	7/1/21	900,000	943,974
Connecticut Health and Educational Facilities Authority, Revenue (New Britain General Hospital Issue) (Insured; AMBAC)	6.13	7/1/14	1,000,000	1,001,750
Connecticut Health and Educational Facilities Authority, Revenue (Sacred Heart University Issue)	6.13	7/1/07	1,000,000 a	1,039,900
Connecticut Health and Educational Facilities Authority, Revenue (University of Hartford Issue) (Insured; Radian)	5.63	7/1/26	4,200,000	4,496,604
Connecticut Health and Educational Facilities Authority, Revenue (University of Hartford Issue) (Insured; Radian)	5.25	7/1/36	5,000,000	5,217,800
Connecticut Health and Educational Facilities Authority, Revenue (William W. Backus Hospital Issue) (Insured; AMBAC)	5.75	7/1/07	2,500,000 a	2,595,300
Connecticut Health and Educational Facilities Authority, Revenue (Windham Community Memorial Hospital) (Insured; ACA)	6.00	7/1/20	1,000,000	1,024,710
Connecticut Health and Educational Facilities Authority, Revenue (Yale University Issue)	5.13	7/1/27	5,400,000	5,534,082
Connecticut Health and Educational Facilities Authority, Revenue (Yale University Issue)	5.00	7/1/35	1,200,000	1,249,440
Connecticut Health and Educational Facilities Authority, Revenue (Yale University Issue)	5.00	7/1/42	3,305,000	3,394,863
Connecticut Housing Finance Authority (Housing Mortgage Finance Program)	5.05	11/15/21	4,925,000	5,002,273
Connecticut Housing Finance Authority (Housing Mortgage Finance Program)	4.65	11/15/27	7,000,000	6,994,820
Connecticut Housing Finance Authority (Housing Mortgage Finance Program)	6.00	11/15/27	4,000,000	4,088,200
Connecticut Housing Finance				

Authority (Housing Mortgage Finance Program)	5.45	11/15/29	5,805,000	5,919,533
Connecticut Housing Finance Authority (Housing Mortgage Finance Program)	5.00	11/15/35	2,500,000	2,505,700
Connecticut Housing Finance Authority (Housing Mortgage Finance Program)	5.15	11/15/36	5,000,000 [d]	5,076,700
Connecticut Resource Recovery Authority, RRR (American Ref Fuel Co.)	5.50	11/15/15	1,000,000	1,027,340
Eastern Connecticut Resource Recovery Authority (Wheelabrator Lisbon Project)	5.50	1/1/14	8,050,000	8,083,005
Eastern Connecticut Resource Recovery Authority (Wheelabrator Lisbon Project)	5.50	1/1/20	7,000,000	6,990,340
Greenwich Housing Authority, MFHR (Greenwich Close Apartments)	6.25	9/1/17	2,840,000	2,968,226
Greenwich Housing Authority, MFHR (Greenwich Close Apartments)	6.35	9/1/27	2,000,000	2,090,960
Hartford, GO (Insured; AMBAC)	5.00	7/15/24	2,000,000	2,099,980
Hartford Parking System, Revenue	6.50	7/1/10	1,500,000 [a]	1,641,750
South Central Connecticut Regional Water Authority, Water System Revenue (Insured; MBIA)	5.00	8/1/24	4,185,000	4,371,442
South Central Connecticut Regional Water Authority, Water System Revenue (Insured; MBIA)	5.00	8/1/30	3,000,000	3,115,620
Sprague, EIR (International Paper Co. Project)	5.70	10/1/21	1,350,000	1,389,002
Stamford	6.60	1/15/10	2,750,000	3,006,135
University of Connecticut (Insured; FGIC)	5.75	3/1/10	1,770,000 [a]	1,902,785
University of Connecticut (Insured; FGIC)	5.75	3/1/10	2,500,000 [a]	2,687,550
University of Connecticut (Insured; FGIC)	5.00	2/15/25	1,000,000	1,050,690
University of Connecticut (Insured; MBIA)	5.13	2/15/20	1,000,000	1,055,960
University of Connecticut, Special Obligation Student Fee Revenue (Insured; FGIC)	5.75	11/15/10	2,500,000 [a]	2,717,025
University of Connecticut, Special Obligation Student Fee Revenue (Insured; FGIC)	6.00	11/15/10	2,425,000 [a]	2,659,328
University of Connecticut,				

Special Obligation Student Fee Revenue (Insured; FGIC)	6.00	11/15/10	2,000,000 a	2,193,260
University of Connecticut, Special Obligation Student Fee Revenue (Insured; FGIC)	5.25	11/15/21	1,755,000	1,878,359

U.S. Related--27.8%

Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	6.00	7/1/10	5,000,000 a	5,405,150
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.38	5/15/33	3,440,000	3,522,113
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.50	5/15/39	6,000,000	6,162,360
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	12,000,000	758,280
Puerto Rico Commonwealth (Insured; MBIA)	6.56	7/1/12	2,000,000 b,c	2,347,220
Puerto Rico Commonwealth (Insured; MBIA)	6.56	7/1/13	3,950,000 b,c	4,712,074
Puerto Rico Commonwealth (Insured; MBIA)	5.65	7/1/15	6,690,000	7,460,889
Puerto Rico Commonwealth, Public Improvement (Insured; FSA)	5.25	7/1/11	2,795,000 a	2,983,495
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.50	7/1/12	50,000	54,340
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.50	7/1/13	100,000	109,646
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.25	7/1/14	3,925,000	4,267,456
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.25	7/1/15	1,000,000	1,093,330
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	6.00	7/1/15	2,000,000	2,298,260
Puerto Rico Electric Power Authority, Power Revenue	5.13	7/1/29	3,000,000	3,083,340
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.13	7/1/26	4,410,000	4,606,730
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.25	7/1/29	8,000,000	8,389,760
Puerto Rico Highway and Transportation Authority,				

	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Highway Revenue	5.50	7/1/36	8,500,000	9,064,995
Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; MBIA)	5.50	7/1/13	10,000	10,809
Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; MBIA)	6.54	7/1/13	2,290,000 b,c	2,660,637
Puerto Rico Industrial Tourist Educational Medical and Environmental Control Facilities Financing Authority, Revenue (Teachers Retirement System)	5.50	7/1/21	800,000	817,000
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	0.00	7/1/35	7,900,000	1,982,821
University of Puerto Rico, University Revenue (Insured; MBIA)	5.50	6/1/15	5,000,000	5,044,100
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.38	10/1/19	2,000,000	2,183,780
Virgin Islands Water and Power Authority, Electric System Revenue	5.30	7/1/21	1,750,000	1,762,513
Total Long-Term Municipal Investments (cost $275,507,567)				**287,079,225**

Short-Term Municipal Investments--3.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut;				
Connecticut Health and Educational Facilities Authority, Revenue (Quinnipiac University Issue) (LOC; JPMorgan Chase Bank)	3.62	8/1/06	1,460,000 e	1,460,000
Connecticut Health and Educational Facilities Authority, Revenue (Quinnipiac University Issue) (Insured; Radian and Liquidity Facility; JPMorgan Chase Bank)	3.63	8/1/06	8,000,000 e	8,000,000
Total Short-Term Municipal Investments (cost $9,460,000)				**9,460,000**
Total Investments (cost $284,967,567)			**102.1%**	**296,539,225**
Liabilities, Less Cash and Receivables			**(2.1%)**	**(5,964,234)**
Net Assets			**100.0%**	**290,574,991**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Inverse floater security--the interest rate is subject to change periodically.

c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2006, these securities amounted to $25,808,286 or 8.9% of net assets.

d   Purchased on a delayed delivery basis.

e   Securities payable on demand. Variable interest rate--subject to periodic change.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

STATEMENT OF INVESTMENTS

Dreyfus Premier State Municipal Bond Fund, Florida Series

July 31, 2006 (Unaudited)

Long-Term Municipal Investments--95.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Brevard County School Board, COP (Insured; FGIC)	5.00	7/1/25	2,000,000	2,062,980
Broward County Housing Finance Authority, MFHR (Emerald Palms Apartments)	5.60	7/1/21	2,000,000	2,048,560
Broward County Housing Finance Authority, MFHR (Pembroke Villas Project) (Insured; FSA)	5.55	1/1/23	1,000,000	1,023,890
Broward County School Board, COP (Insured; FSA)	5.00	7/1/21	1,250,000	1,292,538
Broward County School Board, COP (Insured; MBIA)	5.25	7/1/18	1,855,000	1,982,847
Cape Coral, Water and Sewer Revenue (Insured; AMBAC)	5.25	10/1/17	1,890,000	2,026,704
Capital Projects Finance Authority, Revenue (Airports Project) (Insured; MBIA)	5.25	6/1/14	1,485,000	1,578,154
Capital Projects Finance Authority, Revenue (Airports Project) (Insured; MBIA)	5.00	6/1/20	1,465,000	1,507,807
Capital Projects Finance Authority, Student Housing Revenue (Capital Projects Loan Program) (Insured; MBIA)	5.50	10/1/17	2,520,000	2,664,472
Davie, Water and Sewer Revenue (Insured; AMBAC)	5.25	10/1/18	475,000	509,357
Escambia County, Sales Tax Revenue (Insured; AMBAC)	5.25	10/1/18	1,200,000	1,286,580
Escambia County Housing Finance Authority, SFMR (Multi-County Program) (Collateralized: FNMA and GNMA)	5.50	10/1/21	2,200,000	2,254,450
Florida Board of Education, Lottery Revenue (Insured; FGIC)	5.25	7/1/17	3,890,000	4,099,710
Florida Board of Education, Lottery Revenue (Insured; FGIC)	5.00	7/1/20	1,480,000	1,542,278
Florida Department of Children and Family Services, COP (South Florida Evaluation Treatment Center Project)	5.00	10/1/21	1,600,000	1,661,280
Florida Housing Finance Agency (Brittany Rosemont Apartments)				

(Insured; AMBAC)	7.00	2/1/35	6,000,000	6,047,160
Florida Intergovernmental Finance Commission, Capital Revenue (Insured; AMBAC)	5.00	2/1/18	1,000,000	1,038,850
Florida Intergovernmental Finance Commission, Capital Revenue (Insured; AMBAC)	5.13	2/1/31	1,500,000	1,535,655
Jacksonville, Excise Taxes Revenue (Insured; AMBAC)	5.38	10/1/19	3,450,000	3,699,953
Jacksonville, Guaranteed Entitlement Revenue (Insured; FGIC)	5.38	10/1/20	3,795,000	4,069,948
JEA, Saint Johns River Power Park System Revenue	5.00	10/1/18	1,500,000	1,560,780
Lee County, Transportation Facilities Revenue (Sanibel Bridges and Causeway Project) (Insured; CIFG)	5.00	10/1/25	2,845,000	2,940,990
Lee County Housing Finance Authority, SFMR (Multi-County Program) (Collateralized: FHLMC, FNMA and GNMA)	7.45	9/1/27	35,000	35,123
Lee County Housing Finance Authority, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.30	3/1/29	160,000	160,424
Manatee County Housing Finance Authority, Mortgage Revenue (Collateralized; GNMA)	5.85	11/1/33	1,865,000	1,963,416
Miami-Dade County, Aviation Revenue, Miami International Airport (Hub of the Americas) (Insured; XLCA)	5.00	10/1/30	2,000,000	2,038,920
Miami-Dade County, Solid Waste System Revenue (Insured; FSA)	5.50	10/1/17	2,595,000	2,774,911
Miami-Dade County Housing Finance Authority, MFMR (Country Club Villa II Project) (Insured; FSA)	5.70	7/1/21	400,000	413,612
Miami-Dade County Housing Finance Authority, MFMR (Miami Stadium Apartments) (Insured; FSA)	5.40	8/1/21	1,275,000	1,307,347
Orange County Housing Finance Authority, MFHR (Palm Grove Gardens) (Collateralized; FNMA)	5.15	1/1/23	1,175,000	1,207,947
Orange County Housing Finance Authority, MFHR (Seminole Pointe Project)	5.75	12/1/23	2,840,000	2,901,514

Osceola County Industrial Development Authority, Revenue (Community Provider Pooled Loan Program)	7.75	7/1/17	1,451,000	1,452,262
Palm Bay, Educational Facilities Revenue (Patriot Charter School Project)	7.00	7/1/36	1,715,000	1,828,516
Palm Bay, Utility Revenue (Palm Bay Utility Corp. Project) (Insured; MBIA)	5.00	10/1/19	500,000	523,875
Palm Bay, Utility System Improvement Revenue (Insured; FGIC)	0.00	10/1/20	1,845,000	923,164
Palm Beach County School Board, COP (Master Lease) (Insured; AMBAC)	5.00	8/1/17	1,905,000	2,006,765
Port Palm Beach District, Revenue (Insured; XLCA)	0.00	9/1/22	1,000,000	471,480
Port Palm Beach District, Revenue (Insured; XLCA)	0.00	9/1/23	1,000,000	447,700
Port Saint Lucie, Storm Water Utility Revenue (Insured; MBIA)	5.00	5/1/23	1,750,000	1,814,138
Seminole Water Control District, Improvement Bonds (Unit of Development Number 2)	6.75	8/1/22	1,805,000	1,845,161
South Broward Hospital District, HR	5.60	5/1/27	4,000,000	4,249,960
South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA)	5.00	8/1/26	1,000,000	1,038,680
Tampa, Utilities Tax Improvement (Insured; AMBAC)	0.00	4/1/17	2,110,000	1,320,839
Village Center Community Development District, Utility Revenue (Insured; MBIA)	5.25	10/1/23	1,000,000	1,063,230
Winter Garden Village at Fowler Groves Community Development District, Special Assessment	5.65	5/1/37	770,000	785,831
Winter Park, Water and Sewer Revenue (Insured; AMBAC)	5.38	12/1/17	1,645,000	1,767,026
Winter Park, Water and Sewer Revenue (Insured; AMBAC)	5.38	12/1/18	1,730,000	1,858,331
Winter Springs, Water and Sewer Revenue				

	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
(Insured; MBIA)	5.00	4/1/20	1,585,000	1,650,698
Total Long-Term Municipal Investments				
(cost $83,774,650)				**86,285,813**

Short-Term Municipal Investment--3.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
University Athletic Association,				
Inc., Athletic Program Revenue				
(LOC; SunTrust Bank)				
(cost $2,700,000)	3.74	8/1/06	2,700,000 [a]	**2,700,000**
Total Investments (cost $86,474,650)			**98.8%**	**88,985,813**
Cash and Receivables (Net)			**1.2%**	**1,070,382**
Net Assets			**100.0%**	**90,056,195**

a Securities payable on demand. Variable interest rate--subject to periodic change.
b At July 31, 2006, 25.6% of the fund's net assets are insured by AMBAC.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue

PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

STATEMENT OF INVESTMENTS

Dreyfus Premier State Municipal Bond Fund, Maryland Series

July 31, 2006 (Unaudited)

Long-Term Municipal Investments--97.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Maryland--94.7%				
Anne Arundel County, EDR (Community College)	5.00	9/1/17	2,255,000	2,347,974
Anne Arundel County, GO (Consolidated Water and Sewer Series)	4.13	3/1/24	1,795,000	1,705,376
Anne Arundel County, Special Obligation (Arundel Mills)	5.13	7/1/21	1,000,000	1,060,890
Anne Arundel County, Special Obligation (National Business Park)	5.13	7/1/21	1,000,000	1,060,890
Anne Arundel County, Special Obligation (National Business Park)	5.13	7/1/23	1,125,000	1,189,620
Baltimore, Convention Center Hotel Revenue	5.88	9/1/39	1,000,000	1,046,330
Baltimore, Port Facilities Revenue (Consolidated Coal Sales Co.)	6.50	12/1/10	4,090,000	4,251,023
Baltimore, Project Revenue (Wastewater Projects) (Insured; FGIC)	5.00	7/1/22	395,000	424,491
Baltimore, Project Revenue (Wastewater Projects) (Insured; MBIA)	5.00	7/1/23	1,355,000	1,421,002
Baltimore Board of School Commissioners, School System Revenue	5.00	5/1/16	1,500,000	1,590,330
Baltimore Board of School Commissioners, School System Revenue	5.00	5/1/17	1,265,000	1,337,194
Gaithersburg, Hospital Facilities Improvement Revenue (Shady Grove) (Insured; FSA)	6.50	9/1/12	10,000,000	10,937,900
Harford County, MFHR (GMNA Collateralized-Affinity Old Post Apartments Projects)	5.00	11/20/25	1,460,000	1,462,584
Howard County (Consolidated Public Improvement)	5.00	8/15/15	2,600,000	2,781,714
Howard County (Consolidated Public				

Improvement)	5.00	8/15/16	1,000,000	1,065,590
Howard County (Consolidated Public Improvement)	5.00	8/15/19	1,000,000	1,056,180
Howard County (Metropolitian District)	5.25	2/15/12	155,000 a	166,208
Howard County (Metropolitian District)	5.25	8/15/19	1,545,000	1,642,829
Howard County, COP	8.15	2/15/20	605,000	835,475
Hyattsville, Special Obligation (University Town Center)	5.75	7/1/34	3,000,000	3,106,440
Maryland Community Development Administration, Department of Housing and Community Development	5.00	9/1/23	875,000	888,414
Maryland Community Development Administration, Department of Housing and Community Development	5.60	7/1/33	1,200,000	1,220,520
Maryland Community Development Administration, Department of Housing and Community Development, Housing Revenue	5.95	7/1/23	1,865,000	1,900,994
Maryland Community Development Administration, Department of Housing and Community Development, Multifamily Development Revenue (Washington Gardens) (Collateralized; FNMA)	5.00	2/1/24	1,610,000	1,599,793
Maryland Community Development Administration, Department of Housing Community and Development, Residential	5.30	9/1/16	5,000,000	5,112,700
Maryland Community Development Administration, Department of Housing Community and Development, Residential	5.60	9/1/28	5,000,000	5,135,900
Maryland Community Development Administration, Department of Housing Community and Development (Single Family Program)	4.95	4/1/15	4,605,000	4,720,816
Maryland Economic Development Corp., LR	5.00	9/15/14	1,000,000	1,059,690
Maryland Economic Development Corp., LR	5.00	9/15/15	2,025,000	2,141,336
Maryland Economic Development Corp., LR	5.00	9/15/16	1,290,000	1,364,110
Maryland Economic Development				

Corp., LR (Aviation Administration Facilities) (Insured; FSA)	5.50	6/1/16	3,120,000	3,349,195
Maryland Economic Development Corp., LR (Aviation Administration Facilities) (Insured; FSA)	5.50	6/1/18	2,535,000	2,706,341
Maryland Economic Development Corp., LR (Aviation Administration Facilities) (Insured; FSA)	5.38	6/1/19	9,530,000	10,069,207
Maryland Economic Development Corp., LR (Montgomery County Wayne Avenue Parking Garage Project)	5.25	9/15/14	5,000,000	5,360,300
Maryland Economic Development Corp., LR (Montgomery County Wayne Avenue Parking Garage Project)	5.25	9/15/16	2,940,000	3,140,302
Maryland Economic Development Corp., Student Housing Revenue (Frostburg State University)	6.00	10/1/24	5,000,000	5,073,000
Maryland Economic Development Corp., Student Housing Revenue (Morgan State University)	6.00	7/1/22	2,950,000	2,985,931
Maryland Economic Development Corp., Student Housing Revenue (University of Maryland, College Park Project)	6.00	6/1/13	1,760,000 a	1,967,979
Maryland Economic Development Corp., Student Housing Revenue (University of Maryland, College Park Projects) (Insured; CIFG)	5.00	6/1/25	2,770,000	2,888,972
Maryland Economic Development Corp., Student Housing Revenue (University Village at Sheppard Pratt) (Insured; ACA)	5.88	7/1/21	1,750,000	1,857,538
Maryland Economic Development Corp., Student Housing Revenue (University Village at Sheppard Pratt) (Insured; ACA)	6.00	7/1/33	1,750,000	1,860,705
Maryland Health and Higher Educational Facilities Authority, Revenue (Carroll County General Hospital)	6.00	7/1/18	500,000	536,950
Maryland Health and Higher Educational Facilities Authority, Revenue (Carroll County General Hospital)	6.00	7/1/19	665,000	713,252
Maryland Health and Higher Educational Facilities				

Authority, Revenue (Carroll County General Hospital)	6.00	7/1/20	750,000	803,813
Maryland Health and Higher Educational Facilities Authority, Revenue (Carroll County General Hospital)	6.00	7/1/21	550,000	589,023
Maryland Health and Higher Educational Facilities Authority, Revenue (John Hopkins Hospital Issue)	5.00	11/15/19	7,600,000	7,912,512
Maryland Health and Higher Educational Facilities Authority, Revenue (John Hopkins Medical Institutions Utilities Program Issue)	5.00	5/15/37	7,250,000	7,444,010
Maryland Health and Higher Educational Facilities Authority, Revenue (John Hopkins University Issue)	5.00	7/1/32	1,315,000	1,344,311
Maryland Health and Higher Educational Facilities Authority, Revenue (Maryland Institute College of Art Issue)	5.50	6/1/21	335,000	347,542
Maryland Health and Higher Educational Facilities Authority, Revenue (Union Hospital of Cecil County)	6.70	7/1/09	1,270,000	1,314,831
Maryland Health and Higher Educational Facilities Authority, Revenue (University of Maryland Medical Systems)	5.75	7/1/17	3,000,000	3,212,880
Maryland Health and Higher Educational Facilities Authority, Revenue (University of Maryland Medical Systems)	6.00	7/1/22	2,000,000	2,162,320
Maryland Health and Higher Educational Facilities Authority, Revenue (University of Maryland Medical Systems)	6.00	7/1/32	3,000,000	3,228,930
Maryland Health and Higher Educational Facilities Authority, Revenue (University of Maryland Medical Systems) (Insured; AMBAC)	5.00	7/1/24	1,000,000	1,034,750
Maryland Health and Higher Educational Facilities Authority, Revenue (University of Maryland Medical Systems) (Insured; FGIC)	7.00	7/1/22	4,500,000	5,753,655
Maryland Industrial Development Financing Authority, EDR (Medical Waste Associates				

Limited Partnership Facility)	8.75	11/15/10	630,000	463,239
Maryland Industrial Development Financing Authority, EDR (Our Lady of Good Counsel School)	5.50	5/1/20	420,000	437,270
Maryland Industrial Development Financing Authority, EDR (Our Lady of Good Counsel School)	6.00	5/1/35	1,000,000	1,055,930
Maryland State and Local Loan Facilities	5.00	8/1/16	10,000,000	10,691,600
Montgomery County, Consolidated Public Improvement	5.25	10/1/15	2,000,000	2,140,060
Montgomery County, Special Obligation (West Germantown Development District) (Insured; Radian)	5.38	7/1/20	500,000	525,595
Montgomery County, Special Obligation (West Germantown Development District) (Insured; Radian)	5.50	7/1/27	2,975,000	3,137,643
Montgomery County Housing Opportunities Commission, SFMR	0.00	7/1/28	41,025,000	12,211,502
Montgomery County Housing Opportunities Commission, SFMR	0.00	7/1/33	3,060,000	643,243
Montgomery County Housing Opportunities Commission, SFMR	5.00	7/1/36	2,500,000	2,499,900
Morgan State University, Academic and Auxiliary Facilities Fees Revenue (Insured; FGIC)	5.00	7/1/20	500,000	523,230
Morgan State University, Academic and Auxiliary Facilities Fees Revenue (Insured; FGIC)	5.00	7/1/22	1,000,000	1,043,650
Northeast Waste Disposal Authority, RRR (Hartford County Resource Recovery Facility) (Insured; AMBAC)	5.25	3/15/13	1,400,000	1,465,478
Northeast Waste Disposal Authority, RRR (Hartford County Resource Recovery Facility) (Insured; AMBAC)	5.25	3/15/14	1,220,000	1,273,094
Northeast Waste Disposal Authority, Solid Waste Revenue (Insured; AMBAC)	5.50	4/1/15	7,000,000	7,494,550
Northeast Waste Disposal Authority, Solid Waste Revenue (Insured; AMBAC)	5.50	4/1/16	8,000,000	8,537,920
Northeast Waste Disposal Authority, Solid Waste Revenue (Montgomery County Resource Recovery)	6.00	7/1/08	2,720,000	2,796,758
Prince Georges County,				

Special Obligation (National Harbor Project)	5.20	7/1/34	4,000,000	3,960,840
Washington Suburban Sanitary District (General Construction)	5.00	6/1/15	5,000,000	5,275,950
Washington Suburban Sanitary District (General Construction)	5.00	6/1/16	1,500,000	1,582,785
U.S. Related--2.7%				
Guam Waterworks Authority, Water and Wastewater System Revenue	6.00	7/1/25	1,000,000	1,062,680
Puerto Rico Commonwealth, Public Improvement (Insured; FSA)	5.13	7/1/30	1,970,000	2,041,275
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.13	7/1/26	1,500,000	1,566,915
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	5.00	1/1/08	1,245,000 a	1,279,872
Total Long-Term Municipal Investments (cost $212,002,390)				**217,003,541**

Short-Term Municipal Investments--1.6%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
Maryland;				
Maryland Economic Development Corp., Multi-Modal Revenue (United States Pharmacopeial Project) (Insured; AMBAC and Liquidity Facility; Bank of America)	3.65	8/1/06	755,000 b	755,000
Maryland Economic Development Corp., Multi-Modal Revenue (United States Pharmacopeial Project) (Insured; AMBAC and Liquidity Facility; Bank of America)	3.74	8/1/06	1,770,000 b	1,770,000
Montgomery County, Consolidated Public Improvement, BAN (Liquidity Facility; Dexia Credit Locale)	3.68	8/1/06	1,000,000 b	1,000,000
Total Short-Term Municipal Investments (cost $3,525,000)				**3,525,000**
Total Investments (cost $215,527,390)			**99.0%**	**220,528,541**
Cash and Receivables (Net)			**1.0%**	**2,271,962**
Net Assets			**100.0%**	**222,800,503**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

STATEMENT OF INVESTMENTS

Dreyfus Premier State Municipal Bond Fund, Massachusetts Series

July 31, 2006 (Unaudited)

Long-Term Municipal Investments--98.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts--89.8%				
Bellingham				
(Insured; AMBAC)	5.00	3/1/17	1,945,000	2,043,709
Bellingham				
(Insured; AMBAC)	5.00	3/1/18	2,040,000	2,142,653
Bellingham				
(Insured; AMBAC)	5.00	3/1/19	2,140,000	2,246,765
Bellingham				
(Insured; AMBAC)	5.00	3/1/20	2,245,000	2,351,144
Boston	5.75	2/1/10	3,945,000 [a]	4,196,888
Boston Industrial Development				
Financing Authority, Sewage				
Facility Revenue (Harbor				
Electric Energy Co. Project)	7.38	5/15/15	1,805,000	1,812,364
Brookline	5.25	4/1/20	3,860,000	4,068,363
Greater Lawrence Sanitation				
District (Insured; MBIA)	5.75	6/15/10	1,425,000 [a]	1,537,233
Holliston				
(Insured; MBIA)	5.25	4/1/20	1,655,000	1,772,538
Hopkinton	5.00	9/1/17	1,735,000	1,823,502
Hopkinton	5.00	9/1/18	1,735,000	1,822,548
Hopkinton	5.00	9/1/19	1,735,000	1,817,118
Hopkinton	5.00	9/1/20	1,735,000	1,808,685
Lynn Water and Sewer Commission,				
General Revenue (Insured; MBIA)	5.00	12/1/32	2,000,000	2,053,580
Marblehead	5.00	8/15/23	1,835,000	1,920,860
Marblehead	5.00	8/15/24	1,925,000	2,011,067
Massachusetts,				
Consolidated Loan	5.00	9/1/25	3,400,000	3,539,638
Massachusetts,				
Consolidated Loan (Insured;				
FSA)	5.13	3/1/12	3,000,000 [a]	3,188,580
Massachusetts,				
Consolidated Loan (Insured;				
MBIA)	5.38	8/1/12	1,000,000 [a]	1,080,180
Massachusetts Bay Transportation				
Authority (General				
Transportation Systems)	6.20	3/1/16	2,055,000	2,332,487
Massachusetts Bay Transportation				
Authority (General				
Transportation Systems)	7.00	3/1/21	1,000,000	1,220,840
Massachusetts Bay Transportation				
Authority, Assessment Revenue	5.25	7/1/10	5,255,000 [a]	5,532,622
Massachusetts Bay Transportation				
Authority, Assessment Revenue	5.00	7/1/21	2,400,000	2,516,904

Massachusetts Bay Transportation Authority, Assessment Revenue	5.25	7/1/30	1,495,000	1,552,737
Massachusetts Bay Transportation Authority, Sales Tax Revenue	5.00	7/1/12	1,000,000 a	1,061,660
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue (Insured; MBIA)	5.50	7/1/27	2,000,000	2,300,220
Massachusetts College Building Authority, Project Revenue (Insured; MBIA)	5.00	5/1/23	1,190,000	1,236,779
Massachusetts College Building Authority, Project Revenue (Insured; MBIA)	0.00	5/1/26	5,385,000	2,163,855
Massachusetts Development Finance Agency, Education Facility Revenue (Academy of the Pacific Rim Project) (Insured; ACA)	5.13	6/1/31	1,820,000	1,849,393
Massachusetts Development Finance Agency, Revenue (Assumption College Issue) (Insured; Radian)	6.00	3/1/30	1,905,000	2,033,645
Massachusetts Development Finance Agency, Revenue (Landmark School Issue) (Insured; Radian)	5.25	6/1/29	1,100,000	1,117,402
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue)	6.75	1/1/10	2,000,000 a	2,205,220
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue)	6.38	7/1/23	1,000,000	1,108,570
Massachusetts Development Finance Agency, Revenue (Mount Holyoke College Issue)	5.25	7/1/31	5,000,000	5,176,950
Massachusetts Development Finance Agency, Revenue (Neville Communities Home, Inc. Project) (Collateralized; GNMA)	5.75	6/20/22	600,000	662,526
Massachusetts Development Finance Agency, Revenue (Neville Communities Home, Inc. Project) (Collateralized; GNMA)	6.00	6/20/44	1,500,000	1,662,780
Massachusetts Development Finance Agency, RRR (Ogden Haverhill Project)	5.50	12/1/19	1,200,000	1,243,536
Massachusetts Development Finance Agency, SWDR (Dominion Energy Brayton Point Issue)	5.00	2/1/36	2,000,000	2,008,600
Massachusetts Educational Financing Authority, Education				

Loan Revenue (Insured; AMBAC)	5.85	7/1/14	400,000	403,408
Massachusetts Health and Educational Facilities Authority, Revenue (Community College Program) (Insured; AMBAC)	5.25	10/1/26	2,845,000	2,956,837
Massachusetts Health and Educational Facilities Authority, Revenue (Harvard University)	6.00	7/1/10	2,500,000 [a]	2,721,325
Massachusetts Health and Educational Facilities Authority, Revenue (Harvard University)	5.00	7/15/22	2,945,000	3,073,461
Massachusetts Health and Educational Facilities Authority, Revenue (Harvard University)	5.13	7/15/37	2,000,000	2,074,980
Massachusetts Health and Educational Facilities Authority, Revenue (Healthcare Systems-Covenant Health)	6.00	7/1/22	5,100,000	5,464,599
Massachusetts Health and Educational Facilities Authority, Revenue (Massachusetts Institute of Technology Issue)	5.50	7/1/32	1,160,000	1,349,138
Massachusetts Health and Educational Facilities Authority, Revenue (Medical Academic and Scientific Community Organization Issue)	6.63	1/1/15	2,500,000	2,523,550
Massachusetts Health and Educational Facilities Authority, Revenue (Milford-Whitinsville Hospital)	6.50	7/15/23	2,250,000	2,418,255
Massachusetts Health and Educational Facilities Authority, Revenue (New England Medical Center Hospital) (Insured; FGIC)	5.38	5/15/17	1,950,000	2,073,220
Massachusetts Health and Educational Facilities Authority, Revenue (Partners Healthcare System)	6.00	7/1/16	1,520,000	1,659,460
Massachusetts Health and Educational Facilities Authority, Revenue (Partners Healthcare System)	6.00	7/1/17	1,145,000	1,250,054
Massachusetts Health and Educational Facilities Authority, Revenue (Partners				

Healthcare System)	5.00	7/1/20	1,200,000	1,242,132
Massachusetts Health and Educational Facilities Authority, Revenue (Partners Healthcare System)	5.75	7/1/32	1,350,000	1,450,602
Massachusetts Health and Educational Facilities Authority, Revenue (Schepens Eye Research) (Insured; ACA)	6.50	7/1/28	2,100,000	2,267,937
Massachusetts Health and Educational Facilities Authority, Revenue (Simmons College) (Insured; FGIC)	5.00	10/1/23	1,000,000	1,037,470
Massachusetts Health and Educational Facilities Authority, Revenue (Springfield College) (Insured; Radian)	5.13	10/15/23	1,100,000	1,137,125
Massachusetts Health and Educational Facilities Authority, Revenue (Tufts University)	5.50	8/15/17	1,700,000	1,900,447
Massachusetts Health and Educational Facilities Authority, Revenue (Tufts University)	5.50	8/15/18	1,625,000	1,822,177
Massachusetts Health and Educational Facilities Authority, Revenue (Tufts University)	5.25	2/15/30	2,000,000	2,067,140
Massachusetts Health and Educational Facilities Authority, Revenue (UMass Memorial Issue)	5.25	7/1/25	1,895,000	1,940,992
Massachusetts Health and Educational Facilities Authority, Revenue (Wheaton College)	5.00	7/1/19	1,165,000	1,212,450
Massachusetts Health and Educational Facilities Authority, Revenue (Williams College Issue)	5.00	7/1/26	1,310,000	1,367,745
Massachusetts Housing Finance Agency, Housing	5.00	12/1/24	1,620,000	1,620,518
Massachusetts Housing Finance Agency, Housing	5.00	12/1/26	1,250,000	1,256,750
Massachusetts Housing Finance Agency, Housing	5.00	12/1/28	1,000,000	1,003,120
Massachusetts Housing Finance Agency, Housing	5.00	6/1/30	1,000,000	1,022,370
Massachusetts Housing Finance Agency, Housing	5.25	12/1/33	2,000,000	2,033,700

Massachusetts Housing Finance Agency, Housing	5.10	6/1/37	3,000,000	3,035,340
Massachusetts Housing Finance Agency, Housing	5.10	12/1/37	2,180,000	2,191,401
Massachusetts Housing Finance Agency, Housing Development (Insured; MBIA)	5.40	6/1/20	345,000	351,834
Massachusetts Industrial Finance Agency, Revenue (Phillips Academy Issue)	5.38	9/1/08	1,500,000 [a]	1,577,520
Massachusetts Industrial Finance Agency, RRR (Ogden Haverhill Project)	5.60	12/1/19	2,000,000	2,059,180
Massachusetts Industrial Finance Agency, Water Treatment Revenue (Massachusetts-American Hingham Project)	6.95	12/1/35	2,790,000	2,822,727
Massachusetts Water Pollution Abatement Trust (Pool Program)	5.63	2/1/07	4,870,000 [a]	4,965,647
Massachusetts Water Pollution Abatement Trust (Pool Program)	5.38	8/1/09	1,710,000 [a]	1,802,699
Massachusetts Water Pollution Abatement Trust (Pool Program)	5.00	8/1/21	1,000,000	1,052,170
Massachusetts Water Pollution Abatement Trust (Pool Program)	5.38	8/1/27	3,065,000	3,194,680
Massachusetts Water Resources Authority (Insured; MBIA)	5.20	8/1/11	1,000,000 [a]	1,069,700
Massachusetts Water Resources Authority (Insured; MBIA)	5.25	8/1/26	2,000,000	2,156,940
Medford (Insured; AMBAC)	5.00	3/15/19	1,155,000	1,212,923
Narragansett Regional School District, GO (Insured; AMBAC)	6.50	6/1/16	1,205,000	1,332,489
New England Educational Loan Marketing Corp., Student Loan Revenue	6.90	11/1/09	1,000,000	1,029,800
Pittsfield (Insured; MBIA)	5.13	4/15/22	1,500,000	1,590,585
Route 3 North Transportation Improvement Association, LR (Insured; MBIA)	5.75	6/15/10	1,000,000 [a]	1,070,110
Triton Regional School District (Insured; FGIC)	5.25	4/1/19	1,420,000	1,509,105
Triton Regional School District (Insured; FGIC)	5.25	4/1/20	1,420,000	1,509,105
Westfield (Insured; FGIC)	6.50	5/1/10	1,750,000 [a]	1,929,077
Woods Hole, Martha's Vineyard and Nantucket Steamship Authority	5.00	3/1/19	3,070,000	3,237,438

U.S. Related--8.7%

Children's Trust Fund of Puerto

Rico, Tobacco Settlement Asset-Backed Bonds	5.38	5/15/33	2,065,000	2,114,291
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.50	5/15/39	1,245,000	1,278,690
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	5,000,000	315,950
Puerto Rico Commonwealth, Public Improvement (Insured; XLCA)	5.25	7/1/17	1,460,000	1,593,751
Puerto Rico Electric Power Authority, Power Revenue	5.13	7/1/29	1,700,000	1,747,226
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.13	7/1/26	1,000,000	1,044,610
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; CIFG)	5.75	7/1/19	2,000,000	2,207,680
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; CIFG)	5.75	7/1/20	2,000,000	2,207,680
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	0.00	7/1/35	4,665,000	1,170,868
Puerto Rico Public Buildings Authority, Guaranteed Government Facilities Revenue	5.75	7/1/22	1,900,000	2,118,348
Puerto Rico Public Buildings Authority, Guaranteed Government Facilities Revenue (Insured; AMBAC)	6.25	7/1/15	1,100,000	1,287,198
Total Long-Term Municipal Investments (cost $184,701,508)				**192,361,865**

Short-Term Municipal Investments--1.3%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
Massachusetts				
Massachusetts Development Finance Agency, Revenue (Harvard University Issue)	3.50	8/1/06	1,000,000 b	1,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Childrens Hospital Issue) (Insured; AMBAC and Liquidity Facility; Bank of America)	3.65	8/1/06	500,000 b	500,000
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	3.65	8/1/06	1,000,000 b	1,000,000

Total Short-Term Municipal Investments		
(cost $2,500,000)		**2,500,000**
Total Investments (cost $187,201,508)	**99.8%**	**194,861,865**
Cash and Receivables (Net)	**.2%**	**479,068**
Net Assets	**100.0%**	**195,340,933**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes

SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

STATEMENT OF INVESTMENTS

Dreyfus Premier State Municipal Bond Fund, Michigan Series

July 31, 2006 (Unaudited)

Long-Term Municipal Investments--100.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan--99.7%				
Allegan Hospital Finance Authority, HR (Allegan General Hospital)	6.88	11/15/17	4,460,000	4,776,214
Brighton Area School District (Insured; AMBAC)	0.00	5/1/14	8,000,000	5,804,320
Brighton Area School District (Insured; AMBAC)	0.00	5/1/20	3,900,000	2,089,620
Detroit, Water Supply System Revenue (Insured; FGIC)	5.75	7/1/11	4,000,000 a	4,380,840
Detroit, Water Supply System Revenue (Insured; MBIA)	5.00	7/1/34	8,650,000	8,829,574
Detroit Community High School, Public School Academy Revenue	5.65	11/1/25	1,200,000	1,175,760
Detroit Community High School, Public School Academy Revenue	5.75	11/1/35	1,215,000	1,177,299
Detroit School District, School Building and Site Improvement (Insured; FGIC)	6.00	5/1/20	1,000,000	1,172,170
Detroit School District, School Building and Site Improvement (Insured; FGIC)	5.00	5/1/28	3,500,000	3,577,140
Dickinson County Healthcare System, HR (Insured; ACA)	5.50	11/1/13	2,515,000	2,628,753
Dickinson County Healthcare System, HR (Insured; ACA)	5.70	11/1/18	1,800,000	1,880,784
Fowlerville Community Schools School District (Insured; MBIA)	5.60	5/1/07	2,995,000 a	3,038,038
Grand Valley State University, Revenue (Insured; FGIC)	5.25	12/1/10	3,000,000 a	3,173,130
Huron Valley School District (Insured; FGIC)	0.00	5/1/18	6,270,000	3,704,128
Kalamazoo Hospital Finance Authority, HR (Borgess Medical Center) (Insured; FGIC)	6.25	6/1/14	2,000,000	2,303,560
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.25	7/1/40	2,000,000	2,183,240
Michigan Higher Education Facilities Authority, LOR (Hillsdale College Project)	5.00	3/1/35	1,200,000	1,215,432
Michigan Higher Education Student Loan Authority, Student Loan				

Revenue (Insured; AMBAC)	5.20	9/1/20	1,540,000	1,591,297
Michigan Hospital Finance Authority, HR (Detroit Medical Center)	8.13	8/15/12	75,000	75,115
Michigan Hospital Finance Authority, HR (Sparrow Obligated Group) (Insured; MBIA)	5.00	11/15/36	2,000,000	2,056,440
Michigan Hospital Finance Authority, Revenue (Trinity Health Credit Group) (Insured; AMBAC)	6.00	12/1/27	3,500,000	3,789,240
Michigan Housing Development Authority, Limited Obligation MFHR (Deaconess Tower Apartments) (Collateralized; GNMA)	5.25	2/20/48	1,270,000 b	1,278,776
Michigan Housing Development Authority, Rental Housing Revenue (Insured; FSA)	5.20	10/1/42	2,500,000	2,527,975
Michigan Housing Representatives, COP (Insured; AMBAC)	0.00	8/15/22	4,525,000	2,151,321
Michigan Municipal Bond Authority, Clean Water Revolving Fund Revenue	6.78	10/1/21	5,100,000 c,d	5,801,709
Michigan Strategic Fund, LOR (Detroit Edison Co. Exempt Facilities Project) (Insured; XLCA)	5.25	12/15/32	1,250,000	1,298,287
Michigan Strategic Fund, LOR (NSF International Project)	5.13	8/1/19	700,000	716,940
Michigan Strategic Fund, LOR (NSF International Project)	5.25	8/1/26	1,000,000	1,023,800
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	2,600,000	2,592,954
Monroe County Economic Development Corp., LOR (Detroit Edison Co. Project) (Insured; FGIC)	6.95	9/1/22	2,000,000	2,563,720
Pontiac Tax Increment Finance Authority, Revenue	6.38	6/1/31	3,170,000	3,378,586
Redford University School District (Insured; AMBAC)	5.50	5/1/15	1,260,000	1,395,160
Romulus Economic Development Corp., Limited Obligation EDR (Romulus HIR Limited Partnership Project) (Insured; ITT Lyndon Property Insurance Co.)	7.00	11/1/15	3,700,000	4,435,153
Stockbridge Community Schools, School Building and Site	5.50	5/1/10	600,000 a	635,622
Sturgis Public School District,				

School Building and Site	5.63	5/1/10	5,085,000 a	5,408,914
Summit Academy North,				
Public School Academy Revenue	5.50	11/1/35	1,500,000	1,396,050
Wayne County Airport Authority,				
Revenue (Detroit Metropolitan				
Wayne County Airport)				
(Insured; MBIA)	5.25	12/1/25	2,500,000	2,626,875
Wyandotte,				
Electric Revenue (Insured;				
MBIA)	5.38	10/1/16	1,870,000	1,945,455
Wyandotte,				
Electric Revenue (Insured;				
MBIA)	5.38	10/1/17	2,000,000	2,079,940
U.S. Related--.3%				
Children's Trust Fund of Puerto				
Rico, Tobacco Settlement				
Asset-Backed Bonds	0.00	5/15/50	5,000,000	315,950
Total Investments (cost $98,036,384)			**100.0%**	**104,195,281**
Liabilities, Less Cash and Receivables			**(.0%)**	**(5,327)**
Net Assets			**100.0%**	**104,189,954**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Purchased on a delayed delivery basis.

c   Inverse floater security--the interest rate is subject to change periodically.

d   Security exempt from registration under Rule 144A of the Security Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2006, this security amounted to $5,801,709 or 5.6% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance

GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

Statement Of Financial Futures   July 31, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Depreciation at 7/31/2006 ($)
Financial Futures Sold Short				
U.S. Treasury 10 Year Notes	49	(5,195,531)	September 2006	**(18,522)**

STATEMENT OF INVESTMENTS

Dreyfus Premier State Municipal Bond Fund, Minnesota Series

July 31, 2006 (Unaudited)

Long-Term Municipal Investments--100.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Andover Economic Development Authority, Public Facility LR (Andover Community Center)	5.20	2/1/34	1,500,000	1,544,565
Anoka County, SWDR (United Power Association Project) (Guaranteed; National Rural Utilities Cooperative Finance Corp.)	6.95	12/1/08	1,645,000	1,658,176
Bloomington Independent School District Number 271 (Insured; FSA)	5.13	2/1/24	2,000,000	2,097,020
Chaska, Electric Revenue	6.00	10/1/10	3,000,000 [a]	3,253,740
Chaska, Electric Revenue	5.25	10/1/25	1,000,000	1,046,200
Chaska, Electric Revenue	5.00	10/1/30	1,035,000	1,050,525
Columbia Heights, MFHR (Crest View) (Collateralized; GNMA)	6.63	4/20/43	1,500,000	1,618,200
Dakota County Community Development Agency, MFHR (Grande Market Place Project) (Collateralized; GNMA)	5.40	11/20/43	3,000,000	3,058,590
Dakota County Community Development Agency, SFMR (Mortgage-Backed Securities Program) (Collateralized: FHLMC, FNMA and GNMA)	5.30	12/1/39	1,000,000	1,053,800
Duluth Economic Development Authority, Health Care Facilities Revenue (Saint Luke's Hospital)	7.25	6/15/32	3,000,000	3,206,670
Lake Superior Independent School District Number 381 (Insured; FSA)	5.00	4/1/20	2,510,000	2,622,297
Lake Superior Independent School District Number 381 (Insured; FSA)	5.00	4/1/21	2,640,000	2,746,128
Lakeville Independent School District Number 194 (Insured; FGIC)	5.50	2/1/24	8,700,000	9,368,247
Mahtomedi Independent School District Number 832 (Insured; MBIA)	0.00	2/1/17	1,275,000	806,488

Minneapolis	0.00	12/1/14	1,825,000	1,295,166
Minneapolis, Health Care Facilities Revenue (Shelter Care Foundation Project)	6.00	4/1/10	365,000	363,073
Minneapolis, Health Care Facilities Revenue (Shelter Care Foundation Project)	6.50	4/1/29	1,000,000	956,570
Minneapolis, Revenue (Blake School Project)	5.45	9/1/21	2,000,000	2,087,520
Minneapolis, Tax Increment Revenue (Saint Anthony Falls Project)	5.75	2/1/27	1,000,000	1,017,960
Minneapolis and Saint Paul Housing and Redevelopment Authority, Health Care Systems Revenue (HealthPartners Obligated Group Project)	6.00	12/1/18	1,000,000	1,084,680
Minneapolis and Saint Paul Housing and Redevelopment Authority, Health Care Systems Revenue (HealthPartners Obligated Group Project)	6.00	12/1/20	2,290,000	2,476,681
Minneapolis and Saint Paul Metropolitan Airports Commission, Airport Revenue (Insured; FGIC)	5.75	1/1/10	4,995,000 [a]	5,350,594
Minneapolis and Saint Paul Metropolitan Airports Commission, Airport Revenue (Insured; FGIC)	5.25	1/1/32	2,500,000	2,587,400
Minnesota, Duluth Airport Revenue	6.25	8/1/14	2,240,000	2,249,610
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/10	3,850,000 [a]	4,263,374
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/29	150,000	161,145
Minnesota Agricultural and Economic Development Board, Revenue (Evangelical Lutheran Project)	6.00	2/1/22	1,130,000	1,209,959
Minnesota Agricultural and Economic Development Board, Revenue (Evangelical Lutheran Project)	6.00	2/1/27	1,750,000	1,865,255
Minnesota Higher Education Facilities Authority, Revenue				

(Augsburg College)	5.00	5/1/36	1,500,000	1,497,570
Minnesota Higher Education Facilities Authority, Revenue (University of Saint Thomas)	5.40	4/1/07	2,125,000 a	2,149,374
Minnesota Housing Finance Agency, Residential Housing Finance	5.00	1/1/20	3,580,000	3,663,593
Minnesota Housing Finance Agency, Residential Housing Finance	5.00	1/1/37	1,000,000	1,033,460
Minnesota Housing Finance Agency, SFMR	5.80	1/1/19	1,020,000	1,058,383
Minnesota Housing Finance Agency, SFMR (Insured; MBIA)	5.45	1/1/22	525,000	543,448
Minnesota Retirement Systems, Building Revenue	6.00	6/1/30	1,475,000	1,578,250
Northern Municipal Power Agency, Electric System Revenue (Insured; FSA)	6.82	1/1/16	5,000,000 b,c	5,532,200
Northfield, HR	6.00	11/1/11	2,000,000 a	2,194,720
Northfield, HR	5.38	11/1/31	1,125,000 d	1,162,069
Ramsey, LR (Pact Charter School Project)	6.75	12/1/33	1,000,000	1,013,130
Rosemount Independent School District Number 196 (Insured; MBIA)	0.00	4/1/14	2,960,000	2,158,758
Saint Cloud Housing and Redevelopment Authority, Revenue (State University Foundation Project)	5.13	5/1/18	1,500,000	1,568,265
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/35	1,500,000	1,624,845
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project) (Insured; ACA)	5.70	11/1/15	2,000,000	2,066,360
Saint Paul Housing and Redevelopment Authority, MFHR (Wellington Project) (Collateralized; FHLMC)	5.10	2/1/24	2,000,000	2,040,160
Saint Paul Housing and Redevelopment Authority, Parking Revenue (Block 19 Ramp) (Insured; FSA)	5.25	8/1/23	3,395,000	3,579,213
Saint Paul Port Authority, Hotel Facility Revenue (Radisson Kellogg Project)	7.38	8/1/08	2,850,000 a	3,124,626
Shakopee Independent School				

District Number 720, GO School Building (Insured; MBIA)	4.25	2/1/26	1,600,000	1,521,872
Southern Municipal Power Agency, Power Supply System Revenue (Insured; MBIA)	0.00	1/1/25	4,505,000	1,907,913
Southern Municipal Power Agency, Power Supply System Revenue (Insured; MBIA)	0.00	1/1/26	4,625,000	1,865,910
Todd, Morrison, Cass and Wadena Counties United Hospital District, Health Care Facility Revenue (Lakewood Health System)	5.00	12/1/21	1,000,000	1,012,650
Washington County Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project) (Insured; ACA)	5.38	11/15/18	2,215,000	2,255,512
Washington County Housing and Redevelopment Authority, Pooled Financing (Insured; MBIA)	5.50	2/1/32	2,000,000	2,095,000
Willmar (Rice Memorial Hospital Project) (Insured; FSA)	5.00	2/1/32	4,000,000	4,119,600
Winona, Health Care Facilities Revenue (Winona Health Obligated Group)	6.00	7/1/34	2,500,000	2,693,675
Total Investments (cost $111,581,339)			**100.1%**	**117,160,189**
Liabilities, Less Cash and Receivables			**(.1%)**	**(60,500)**
Net Assets			**100.0%**	**117,099,689**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Inverse floater security--the interest rate is subject to change periodically.

c   Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transaction exempt from registration, normally to qualified institutional buyers. At July 31, 2006, this security amounted to $5,532,200 or 4.7% of net assets.

d   Purchased on a delayed delivery basis.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company

CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

Statement Of Financial Futures   July 31, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 7/31/2006 ($)
Financial Futures Sold Short				
U.S. Treasury 10 Year Notes	53	(5,619,656)	September 2006	**(20,034)**

STATEMENT OF INVESTMENTS

Dreyfus Premier State Municipal Bond Fund, North Carolina Series

July 31, 2006 (Unaudited)

Long-Term Municipal Investments--104.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
North Carolina--91.2%				
Alamance County,				
GO School	4.10	2/1/24	250,000	238,065
Appalachian State University,				
Housing and Student Center				
System Revenue (Insured; FSA)	5.60	7/15/10	1,000,000 a	1,075,080
Cabarrus County,				
COP Installment Financing				
Contract	5.50	4/1/14	2,000,000	2,158,360
Cary	5.00	3/1/19	1,500,000	1,577,460
Charlotte	5.60	6/1/10	2,770,000 a	2,996,697
Charlotte	5.00	7/1/21	1,525,000	1,600,487
Charlotte	5.00	7/1/22	2,110,000	2,201,806
Charlotte,				
Airport Revenue (Insured; MBIA)	5.75	7/1/29	1,500,000	1,582,350
Charlotte,				
Storm Water Fee Revenue	6.00	6/1/10	2,000,000 a	2,174,640
Charlotte,				
Storm Water Fee Revenue	5.25	6/1/20	1,000,000	1,072,610
Charlotte,				
Water and Sewer System Revenue	5.50	6/1/17	1,650,000	1,777,891
Charlotte,				
Water and Sewer System Revenue	4.63	7/1/36	1,000,000	993,550
Durham,				
Water and Sewer Utility System				
Revenue	5.25	6/1/21	1,620,000	1,793,972
Durham County,				
GO Public Improvement	5.00	6/1/18	1,000,000	1,073,430
Iredell County,				
COP (Iredell County School				
Projects) (Insured; AMBAC)	5.00	6/1/26	1,000,000	1,040,530
Johnston County,				
GO (Insured; MBIA)	4.50	2/1/25	1,250,000	1,249,225
New Hanover County,				
COP, Public Improvement (New				
Hanover County Projects)	5.75	11/1/10	1,700,000 a	1,859,596
North Carolina,				
GO (Higher Education)	5.25	6/1/16	1,000,000	1,101,860
North Carolina Capital Facilities				
Financing Agency, Revenue				
(Duke University Project)	5.13	7/1/42	1,000,000	1,026,120
North Carolina Eastern Municipal				
Power Agency, Power System				
Revenue (Insured; ACA)	6.00	1/1/22	1,000,000	1,158,760
North Carolina Eastern Municipal				

Power Agency, Power System Revenue (Insured; ACA)	6.75	1/1/26	3,000,000	3,258,540
North Carolina Educational Assistance Authority, Guaranteed Student Loan Revenue	6.35	7/1/16	4,375,000	4,464,731
North Carolina Housing Finance Agency, Single Family Revenue	6.50	9/1/26	1,155,000	1,182,293
North Carolina Medical Care Commission, Health Care Facilities Revenue (Cleveland County HealthCare System Project) (Insured; AMBAC)	5.25	7/1/19	1,135,000	1,208,616
North Carolina Medical Care Commission, Health Care Facilities First Mortgage Revenue (DePaul Community Facilities Project)	7.63	11/1/29	2,115,000	2,178,619
North Carolina Medical Care Commission, Health Care Facilities First Mortgage Revenue (Pennybyrn at Maryfield Project)	6.13	10/1/35	1,000,000	1,028,850
North Carolina Medical Care Commission, HR (NorthEast Medical Center Project) (Insured; AMBAC)	5.50	11/1/25	1,000,000	1,060,030
North Carolina Medical Care Commission, HR (NorthEast Medical Center Project) (Insured; AMBAC)	5.50	11/1/30	2,000,000	2,111,260
North Carolina Medical Care Commission, HR (Southeastern Regional Medical Center)	6.25	6/1/29	2,000,000	2,115,980
North Carolina Medical Care Commission, HR (Wilson Memorial Hospital Project) (Insured; AMBAC)	0.00	11/1/16	3,055,000	1,962,043
North Carolina Medical Care Commission, Retirement Facilities First Mortgage Revenue (Cypress Glen Retirement Community)	6.00	10/1/33	1,000,000	1,038,110
North Carolina Medical Care Commission, Retirement Facilities First Mortgage Revenue (Givens Estates Project)	6.50	7/1/32	1,000,000	1,069,530
North Carolina Medical Care Commission, Retirement Facilities First Mortgage Revenue (United Church Homes and Services)	5.25	9/1/21	1,000,000	1,008,000

North Carolina Medical Care Commission, Revenue (North Carolina Housing Foundation, Inc.) (Insured; ACA)	6.63	8/15/30	3,250,000	3,512,763
Orange County, COP (Orange County Public Improvement Projects) (Insured; AMBAC)	4.50	4/1/25	500,000	495,920
Orange County, COP (Orange County Public Improvement Projects) (Insured; AMBAC)	4.50	4/1/26	500,000	494,505
University of North Carolina, University Revenue (Chapel Hill University)	5.00	6/1/11	1,700,000 [a]	1,790,372
University of North Carolina, University Revenue (Chapel Hill University)	5.00	12/1/20	300,000	312,072
Wilkes County, COP (Insured; MBIA)	4.50	6/1/26	1,000,000 [b]	982,550
Winston Salem, COP	4.75	6/1/31	1,000,000	1,003,450
U.S. Related--13.4%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	5,000,000	315,950
Guam Waterworks Authority, Water and Wastewater System Revenue	5.88	7/1/35	1,000,000	1,045,810
Puerto Rico Commonwealth, Public Improvement (Insured; FGIC)	5.50	7/1/29	1,315,000	1,506,898
Puerto Rico Electric Power Authority, Power Revenue (Insured; FGIC)	5.00	7/1/35	1,000,000	1,037,470
Puerto Rico Public Finance Corp. (Insured; MBIA)	5.38	8/1/11	4,000,000 [a]	4,286,680
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Matching Fund Loan Notes (Subordinated Lien/Capital Program)	5.88	10/1/18	850,000	887,171
Total Investments (cost $68,034,664)			**104.6%**	**71,110,702**
Liabilities, Less Cash and Receivables			**(4.6%)**	**(3,112,060)**
Net Assets			**100.0%**	**67,998,642**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Purchased on a delayed delivery basis.

c At July 31, 2006, the fund had $18,293,801 or 26.9% of net assets invested in securities whose payment of principal and interest is dependent upon revenues generated from health care projects.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

STATEMENT OF INVESTMENTS

Dreyfus Premier State Municipal Bond Fund, Ohio Series

July 31, 2006 (Unaudited)

Long-Term Municipal Investments--100.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio--96.5%				
Adena Local School District,				
GO (School Improvement)	5.50	12/1/21	1,085,000	1,170,986
Akron	6.00	12/1/12	1,380,000	1,546,497
Akron				
(Insured; MBIA)	5.50	12/1/20	1,460,000	1,565,397
Akron,				
Sewer Systems Revenue				
(Insured; MBIA)	5.88	12/1/06	1,200,000 [a]	1,220,676
Brunswick City School District				
(Insured; AMBAC)	5.00	12/1/23	2,000,000	2,069,760
Cincinnati,				
Water System Revenue	5.00	12/1/20	1,000,000	1,040,240
Cincinnati,				
Water System Revenue	5.00	12/1/22	5,545,000	5,736,912
Cincinnati,				
Water System Revenue	5.00	12/1/23	3,130,000	3,231,819
Cincinnati City School District,				
Classroom Facilities				
Construction and Improvement				
(Insured; FSA)	5.00	12/1/31	7,000,000	7,222,740
Cincinnati City School District,				
School Improvement (Insured;				
MBIA)	5.38	12/1/11	6,560,000 [a]	7,053,509
Cincinnati Technical College				
(Insured; AMBAC)	5.25	10/1/22	2,825,000	3,010,377
Clermont County,				
Hospital Facilities Revenue				
(Mercy Health Systems)				
(Insured; AMBAC)	5.63	9/1/16	4,250,000	4,405,295
Cleveland,				
COP (Stadium Project)				
(Insured; AMBAC)	5.25	11/15/22	1,210,000	1,249,870
Cleveland,				
Public Power System Revenue				
(Insured; MBIA)	5.13	11/15/18	9,650,000	9,861,046
Cleveland,				
Waterworks Revenue (Insured;				
FSA)	5.00	1/1/23	1,315,000	1,341,852
Cleveland,				
Waterworks Revenue (Insured;				
MBIA)	5.50	1/1/21	8,000,000	8,991,120
Cleveland-Cuyahoga County Port				
Authority, Revenue, Special				
Assessment/Tax Increment	7.00	12/1/18	2,345,000	2,498,480

Cleveland-Cuyahoga County Port Authority, Revenue, Special Assessment/Tax Increment	7.35	12/1/31	3,655,000	3,911,435
Columbus City School District (Insured; FSA)	5.00	12/1/32	2,765,000	2,861,001
Cuyahoga County, Hospital Facilities Revenue (UHHS/CSAHS-Cuyahoga, Inc. and CSAHS/UHHS-Canton, Inc. Project)	7.50	1/1/30	6,250,000	6,882,313
Cuyahoga County, Hospital Improvement Revenue (The Metrohealth System Project)	6.13	2/15/09	4,845,000 a	5,163,365
Cuyahoga County, Mortgage Revenue (West Tech Apartments Project) (Collateralized; GNMA)	5.95	9/20/42	5,295,000	5,502,087
Fairfield City School District, School Improvement Unlimited Tax (Insured; FGIC)	5.38	12/1/19	1,860,000	1,981,365
Fairfield City School District, School Improvement Unlimited Tax (Insured; FGIC)	5.38	12/1/20	1,400,000	1,491,350
Forest Hills Local School District (Insured; MBIA)	5.70	12/1/07	1,000,000 a	1,035,980
Franklin County, HR (Holy Cross Health System Corp.)	5.80	6/1/16	260,000	265,541
Franklin County, Multifamily Housing Mortgage Revenue (Agler Green Project) (Collateralized; GNMA)	5.80	5/20/44	1,200,000	1,246,992
Greater Cleveland Regional Transit Authority (Insured; FGIC)	5.65	12/1/06	5,445,000 a	5,534,843
Hamilton County, EDR (King Highland Community Urban Redevelopment Corp. - University of Cincinnati, Lessee, Project) (Insured; MBIA)	5.00	6/1/33	2,000,000	2,073,000
Hamilton County, Sales Tax Revenue (Insured; AMBAC)	0.00	12/1/27	17,940,000	6,548,818
Hamilton County, Sewer System Revenue (Insured; MBIA)	5.25	12/1/11	1,000,000 a	1,069,250
Hamilton County, Sewer System Revenue (Insured; MBIA)	5.25	12/1/11	1,000,000 a	1,069,250
Highland Local School District, School Improvement (Insured;				

FSA)	5.75	12/1/11	1,675,000 [a]	1,831,076
Highland Local School District, School Improvement (Insured; FSA)	5.75	12/1/11	2,020,000 [a]	2,208,224
Hilliard School District, School Improvement (Insured; FGIC)	0.00	12/1/13	1,655,000	1,223,062
Hilliard School District, School Improvement (Insured; FGIC)	0.00	12/1/14	1,655,000	1,169,737
Lebanon City School District (Insured; FSA)	5.50	12/1/11	4,050,000 [a]	4,378,941
Little Miami Local School District, School Improvement Unlimited Tax GO (Insured; FSA)	5.00	12/1/34	1,370,000	1,420,868
Massillon City School District, Improvement (Insured; MBIA)	5.25	12/1/19	1,300,000	1,385,930
Massillon City School District, Improvement (Insured; MBIA)	5.00	12/1/25	1,150,000	1,188,801
Milford Exempt Village School District, School Improvement (Insured; FSA)	6.00	12/1/11	1,910,000 [a]	2,110,817
Monroe, Improvement (Insured; FSA)	5.25	12/1/18	1,035,000	1,111,362
Montgomery County, MFHR (Chevy Chase Apartments) (Collateralized; FHLMC)	4.95	11/1/23	1,750,000	1,736,840
New Albany Community Authority, Community Facilities Revenue (Insured; AMBAC)	5.20	10/1/24	2,000,000	2,107,020
North Royalton City School District (Insured; MBIA)	6.10	12/1/09	2,500,000 [a]	2,725,275
Ohio (Insured; FSA)	6.23	3/15/20	7,760,000 [b,c]	8,405,011
Ohio, PCR (Standard Oil Co. Project) (Guaranteed; British Petroleum Co. PLC)	6.75	12/1/15	2,700,000	3,221,829
Ohio, SWDR (USG Corp. Project)	5.60	8/1/32	3,000,000	3,067,530
Ohio Higher Educational Facility Commission, Higher Educational Facility Revenue (Kenyon College Project)	5.00	7/1/41	3,000,000 [d]	3,035,430
Ohio Higher Educational Facility Commission, Higher Educational Facility Revenue (Xavier University Project) (Insured; FGIC)	5.00	5/1/23	2,250,000	2,332,868
Ohio Housing Finance Agency, Residential Mortgage Revenue (Collateralized; GNMA)	6.05	9/1/17	940,000	967,918

Ohio State University, General Receipts	5.25	6/1/23	2,625,000	2,793,525
Ohio Turnpike Commission, Turnpike Revenue, Highway Improvements	5.50	2/15/26	7,700,000	8,103,095
Ohio University, Subordinated General Receipts (Insured; FSA)	5.00	12/1/31	1,250,000	1,298,500
Otsego Local School District, GO (School Facilities Construction and Improvement) (Insured; FSA)	5.38	12/1/32	1,460,000	1,558,842
Pickerington Local School District (School Facilities Construction and Improvement) (Insured; FGIC)	5.25	12/1/11	6,000,000 a	6,415,500
Port of Greater Cincinnati Development Authority, Special Obligation Development Revenue (Cooperative Public Parking and Infrastructure Project)	6.30	2/15/24	2,250,000	2,419,335
Port of Greater Cincinnati Development Authority, Special Obligation Development Revenue (Cooperative Public Parking and Infrastructure Project)	6.40	2/15/34	2,500,000	2,681,500
Strongsville, Library Improvement (Insured; FGIC)	5.50	12/1/20	1,700,000	1,822,723
Summit County (Insured; FGIC)	6.50	12/1/10	2,000,000 a	2,229,460
Summit County Port Authority, Development Revenue (Bond Fund Program-Twinsburg Township Project)	5.13	5/15/25	660,000	660,917
Summit County Port Authority, Revenue (Civic Theatre Project) (Insured; AMBAC)	5.50	12/1/26	1,000,000	1,061,480
Toledo (Insured; AMBAC)	5.63	12/1/06	1,000,000 a	1,026,290
Toledo Lucas County Port Authority, Revenue (Northwest Ohio Bond Fund)	6.38	11/15/32	1,650,000	1,787,478
University of Cincinnati, General Receipts (Insured; FGIC)	5.75	6/1/11	2,165,000 a	2,369,246
University of Cincinnati, General Receipts (Insured; FGIC)	5.75	6/1/11	1,500,000 a	1,641,510
University of Cincinnati, General Receipts (Insured; MBIA)	5.00	6/1/21	3,040,000	3,131,990

Warren, Waterworks Revenue (Insured; FGIC)	5.50	11/1/15	1,450,000	1,583,154
West Muskingum Local School District (School Facilities Construction and Improvement) (Insured; FGIC)	5.00	12/1/30	2,945,000	3,034,999
Youngstown (Insured; AMBAC)	5.38	12/1/25	2,195,000	2,311,291
Youngstown (Insured; AMBAC)	6.00	12/1/31	2,370,000	2,575,692
U.S. Related--3.9%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	12,500,000	789,875
Guam Waterworks Authority, Water and Wastewater System Revenue	5.88	7/1/35	1,000,000	1,045,810
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.38	10/1/19	3,000,000	3,275,670
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Matching Fund Loan Notes	6.00	10/1/22	3,000,000	3,125,580
Total Investments (cost $203,860,986)			**100.4%**	**214,225,167**
Liabilities, Less Cash and Receivables			**(.4%)**	**(847,458)**
Net Assets			**100.0%**	**213,377,709**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Inverse floater security--the interest rate is subject to change periodically.

c Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2006, this security amounted to $8,405,011 or 3.9% of net assets.

d Purchased on a delayed delivery basis.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation

COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

Statement Of Financial Futures   July 31, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Depreciation at 7/31/2006 ($)
Financial Futures Sold Short				
U.S. Treasury 10 Year Notes	99	(10,497,094)	September 2006	**(37,422)**

STATEMENT OF INVESTMENTS

Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series

July 31, 2006 (Unaudited)

Long-Term Municipal Investments--98.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania--97.8%				
Allegheny County Hospital Development Authority, HR (South Hills Health System)	5.13	5/1/29	1,100,000	1,075,349
Allegheny County Sanitary Authority, Sewer Revenue (Insured; MBIA)	5.00	12/1/19	1,900,000	1,990,877
Bethlehem Area Vocational Technical School Authority, LR (Insured; MBIA)	5.00	9/1/19	895,000	918,914
Bristol Borough School District, GO (Insured; FSA)	5.25	3/1/31	1,000,000	1,055,760
Bucks County Industrial Development Authority, Retirement Community Revenue (Ann's Choice, Inc. Facility)	6.25	1/1/35	1,500,000	1,568,610
Bucks County Water and Sewer Authority, Collection Sewer System Revenue (Insured; AMBAC)	5.38	6/1/17	1,340,000	1,427,435
Bucks County Water and Sewer Authority, Collection Sewer System Revenue (Insured; AMBAC)	5.00	6/1/19	1,480,000	1,545,090
Bucks County Water and Sewer Authority, Water System Revenue (Insured; AMBAC)	5.38	6/1/18	1,255,000	1,341,557
Butler County Industrial Development Authority, Health Care Facilities Revenue (Saint John Lutheran Care Center Project) (Collateralized; GNMA)	5.80	4/20/29	6,120,000	6,502,194
Butler County Industrial Development Authority, MFHR (Greenview Gardens Apartments)	6.00	7/1/23	475,000	495,444
Butler County Industrial Development Authority, MFHR (Greenview Gardens Apartments)	6.25	7/1/33	880,000	913,106
Central Bucks School District (Insured; FGIC)	5.00	5/15/22	580,000	602,440
Charleroi Area School Authority, School Revenue (Insured; FGIC)	0.00	10/1/20	2,000,000	1,037,080
Council Rock School District (Insured; MBIA)	5.00	11/15/20	1,400,000	1,459,752
Cumberland County Municipal Authority, College Revenue (Messiah College) (Insured;				

AMBAC)	5.13	10/1/06	950,000 a	952,308
Cumberland County Municipal Authority, College Revenue (Messiah College) (Insured; AMBAC)	5.13	10/1/15	50,000	50,102
Dauphin County General Authority, Office and Parking Revenue (Riverfront Office Center Project)	6.00	1/1/25	3,000,000	2,817,150
Delaware County Industrial Development Authority, Water Facilities Revenue (Aqua Pennsylvania Inc. Project) (Insured; FGIC)	5.00	11/1/37	5,165,000	5,259,210
Dover Area School District, GO (Insured; FGIC)	5.38	4/1/13	1,500,000 a	1,630,995
Harrisburg Authority, Office and Parking Revenue	6.00	5/1/08	2,000,000 a	2,077,200
Harrisburg Redevelopment Authority, Revenue (Insured; FSA)	0.00	5/1/18	2,750,000	1,576,822
Harrisburg Redevelopment Authority, Revenue (Insured; FSA)	0.00	11/1/18	2,750,000	1,539,945
Harrisburg Redevelopment Authority, Revenue (Insured; FSA)	0.00	11/1/19	2,750,000	1,455,492
Harrisburg Redevelopment Authority, Revenue (Insured; FSA)	0.00	5/1/20	2,750,000	1,411,465
Harrisburg Redevelopment Authority, Revenue (Insured; FSA)	0.00	11/1/20	2,500,000	1,252,400
Health Care Facilities Authority of Sayre, Revenue (Guthrie Health Issue)	5.85	12/1/20	3,000,000	3,204,330
Health Care Facilities Authority of Sayre, Revenue (Guthrie Health Issue)	5.75	12/1/21	4,750,000	5,046,638
Kennett Consolidated School District, GO (Insured; FGIC)	5.25	2/15/17	1,440,000	1,536,250
Kennett Consolidated School District, GO (Insured; FGIC)	5.25	2/15/20	1,000,000	1,066,840
McKeesport Area School District, GO (Insured; AMBAC)	0.00	10/1/21	540,000	264,956
McKeesport Area School District, GO (Insured; AMBAC)	0.00	10/1/21	2,915,000	1,453,798
Monroe County Hospital Authority, HR (Pocono Medical Center) (Insured; Radian)	5.50	1/1/22	1,455,000	1,527,401
Monroeville Municipal Authority, Sanitary Sewer Revenue (Insured; MBIA)	5.25	12/1/12	1,045,000 a	1,128,004

Monroeville Municipal Authority, Sanitary Sewer Revenue (Insured; MBIA)	5.25	12/1/16	50,000	53,498
Mount Lebanon School District, GO (Insured; MBIA)	5.00	2/15/13	160,000 [a]	170,402
Mount Lebanon School District, GO (Insured; MBIA)	5.00	2/15/13	2,370,000 [a]	2,524,074
North Allegheny School District (Insured; FGIC)	5.05	11/1/21	1,455,000	1,516,256
North Schuylkill School District, GO (Insured; FGIC)	5.00	11/15/28	635,000	651,796
Northampton County General Purpose Authority, County Agreement Revenue (Insured; FSA)	5.13	10/1/20	2,225,000	2,348,532
Northampton County Industrial Development Authority, Mortgage Revenue (Moravian Hall Square Project) (Insured; Radian)	5.00	7/1/17	1,890,000	1,954,336
Palmyra Area School District, GO (Insured; XLCA)	5.00	6/1/22	1,685,000 [b]	1,749,586
Pennridge School District (Insured; MBIA)	5.00	2/15/21	1,000,000	1,039,980
Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project) (Insured; FGIC)	5.45	12/1/10	445,000 [a]	474,330
Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project) (Insured; FGIC)	5.45	12/1/19	2,170,000	2,298,790
Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project) (Insured; FGIC)	0.00	12/1/22	1,200,000	556,524
Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project) (Insured; FGIC)	0.00	12/1/23	3,790,000	1,668,434
Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project) (Insured; FGIC)	0.00	12/1/24	3,790,000	1,583,348
Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project) (Insured; FGIC)	0.00	12/1/25	3,790,000	1,510,883
Pennsylvania Higher Educational Facilities Authority, Revenue (State Higher Education System) (Insured; AMBAC)	5.00	6/15/19	560,000	582,932
Pennsylvania Higher Educational Facilities Authority, Revenue (State Higher Education System) (Insured; AMBAC)	5.00	6/15/20	1,915,000	1,992,558
Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System)	6.00	1/15/22	5,000,000	5,415,350

Pennsylvania Housing Finance Agency	5.00	4/1/16	2,000,000	2,050,160
Pennsylvania Housing Finance Agency, Capital Fund Securitization Revenue (Insured; FSA)	5.00	12/1/25	2,485,000	2,554,828
Pennsylvania Housing Finance Agency, SFMR	5.10	10/1/20	5,000,000	5,096,800
Pennsylvania Intergovernmental Cooperative Authority, Special Tax Revenue (Philadelphia Funding Program) (Insured; FGIC)	5.25	6/15/15	1,000,000	1,036,580
Pennsylvania Intergovernmental Cooperative Authority, Special Tax Revenue (Philadelphia Funding Program) (Insured; FGIC)	5.00	6/15/18	5,580,000	5,721,509
Pennsylvania Turnpike Commission, Oil Franchise Tax Revenue (Insured; AMBAC)	5.25	12/1/18	3,780,000	3,930,293
Pennsylvania Turnpike Commission, Oil Franchise Tax Revenue (Insured; AMBAC)	5.25	12/1/18	2,740,000	2,844,558
Pennsylvania Turnpike Commission, Oil Franchise Tax Revenue (Insured; AMBAC)	5.00	12/1/23	425,000	436,411
Philadelphia Authority for Industrial Development, LR (Insured; FSA)	5.50	10/1/15	2,870,000	3,101,437
Philadelphia Gas Works, Revenue (1998 General Ordinance-4th Series) (Insured; FSA)	5.25	8/1/22	2,000,000	2,103,320
Philadelphia Hospitals and Higher Education Facilities Authority, Health System Revenue (Jefferson Health System)	5.00	5/15/11	2,000,000	2,049,160
Philadelphia Housing Authority, Capital Fund Program Revenue (Insured; FSA)	5.00	12/1/21	1,685,000	1,743,941
Philadelphia Redevelopment Authority, Revenue (Philadelphia Neighborhood Transformation Initiative) (Insured; FGIC)	5.50	4/15/18	3,600,000	3,856,680
Philadelphia Redevelopment Authority, Revenue (Philadelphia Neighborhood Transformation Initiative) (Insured; FGIC)	5.00	4/15/30	3,480,000	3,579,946

Philadelphia Water and Wastewater, Revenue (Insured; MBIA)	5.60	8/1/18	800,000	858,248
Pittsburgh (Insured; AMBAC)	5.50	9/1/07	1,655,000 a	1,687,041
Schuylkill County Industrial Development Authority, Revenue (Charity Obligation Group)	5.00	11/1/14	1,495,000	1,532,764
Scranton School District, Notes (Insured; MBIA)	5.00	4/1/18	1,390,000	1,445,558
Scranton School District, Notes (Insured; MBIA)	5.00	4/1/19	2,710,000	2,817,153
South Side Area School District, GO (Insured; FGIC)	5.25	6/1/10	2,080,000 a	2,187,682
Southeastern Pennsylvania Transportation Authority, Special Revenue (Insured; FGIC)	5.38	3/1/17	3,000,000	3,085,170
Spring-Ford Area School District (Insured; FSA)	5.00	4/1/21	1,015,000	1,055,620
State Public School Building Authority, Revenue (Central Montgomery County Area Vocational Technical School) (Insured; FGIC)	5.25	5/15/17	1,055,000	1,134,399
State Public School Building Authority, Revenue (Central Montgomery County Area Vocational Technical School) (Insured; FGIC)	5.25	5/15/18	1,110,000	1,189,720
State Public School Building Authority, School LR (Daniel Boone Area School District Project) (Insured; MBIA)	5.00	4/1/18	1,040,000	1,094,059
State Public School Building Authority, School LR (Daniel Boone Area School District Project) (Insured; MBIA)	5.00	4/1/19	1,070,000	1,119,584
State Public School Building Authority, School LR (Daniel Boone Area School District Project) (Insured; MBIA)	5.00	4/1/20	1,100,000	1,145,837
State Public School Building Authority, School Revenue (Marple Newtown School District Project) (Insured; MBIA)	5.00	3/1/19	3,680,000	3,835,958
State Public School Building Authority, School Revenue (School District of Haverford Township Project) (Insured; XLCA)	5.25	3/15/25	3,610,000	3,858,657
State Public School Building Authority, School Revenue				

(Tuscarora School District Project) (Insured; FSA)	5.00	4/1/13	750,000 [a]	799,118
University Area Joint Authority, Sewer Revenue (Insured; MBIA)	5.00	11/1/17	1,660,000	1,733,654
University Area Joint Authority, Sewer Revenue (Insured; MBIA)	5.00	11/1/18	2,010,000	2,098,219
Upper Darby School District, GO (Insured; FGIC)	5.00	5/1/24	430,000	448,064
Upper Merion Area School District, GO	5.25	2/15/13	1,000,000 [a]	1,079,340
Upper Merion Area School District, GO	5.25	2/15/18	1,785,000	1,906,416
Warwick School District, GO (Insured; FSA)	5.00	2/1/27	1,150,000	1,190,227
Washington County Industrial Development Authority, PCR (West Penn Power Co. Mitchell Station Project) (Insured; AMBAC)	6.05	4/1/14	3,000,000	3,035,310
U.S. Related--.6%				
Guam Waterworks Authority, Water and Wastewater System Revenue	6.00	7/1/25	1,000,000	1,062,680
Total Long-Term Municipal Investments (cost $160,200,060)				**166,782,624**

Short-Term Municipal Investments--2.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania				
Chester County Industrial Development Authority, Revenue (Archdiocese of Philadelphia) (LOC; Wachovia Bank)	3.68	8/1/06	2,500,000 [c]	2,500,000
Langhorne Manor Borough Higher Education and Health Authority, Retirement Communities Revenue (Wesley Enhanced Living Obligated Group) (Insured; Radian and Liquidity Facility; Citizens Bank Of Pennsylvania)	3.68	8/1/06	1,300,000 [c]	1,300,000
Total Short-Term Municipal Investments (cost $3,800,000)				**3,800,000**
Total Investments (cost $164,000,060)			**100.6%**	**170,582,624**
Liabilities, Less Cash and Receivables			**(.6%)**	**(1,085,462)**
Net Assets			**100.0%**	**169,497,162**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Purchased on a delayed delivery basis.

c Securities payable on demand. Variable interest rate--subject to periodic change.

d At July 31, 2006, 25.7% of the fund's net assets are insured by FGIC.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

STATEMENT OF INVESTMENTS

Dreyfus Premier State Municipal Bond Fund, Texas Series

July 31, 2006 (Unaudited)

Long-Term Municipal Investments--98.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas				
Alamo Community College District,				
Limited Tax (Insured; MBIA)	4.38	2/15/25	1,190,000	1,151,051
Austin,				
Utility System Revenue				
(Insured; FSA)	5.13	11/15/16	1,110,000	1,127,072
Austin Convention Enterprises				
Inc., Convention Center Hotel				
First Tier Revenue	6.60	1/1/21	1,000,000	1,053,550
Barbers Hill Independent School				
District (Insured; AMBAC)	5.00	2/15/23	540,000	560,315
Castleberry Independent School				
District (Permanent School				
Fund Guaranteed)	5.70	8/15/06	830,000 [a]	830,647
Coastal Water Authority,				
Water Conveyance System				
Revenue (Insured; AMBAC)	6.25	12/15/17	2,170,000	2,173,689
Comal Independent School District				
(Permanent School Fund				
Guaranteed)	5.00	2/1/18	1,305,000	1,364,978
Corpus Christi,				
Combination Tax and Municipal				
Hotel Occupancy Tax Revenue,				
Certificates of Obligation				
(Insured; FSA)	5.50	9/1/18	1,955,000	2,102,602
Corpus Christi,				
Utility System Revenue				
(Insured; FSA)	5.00	7/15/21	1,000,000	1,036,260
Del Mar College District				
(Insured; FGIC)	5.25	8/15/17	1,295,000	1,381,571
Denton,				
GO (Insured; CIFG)	5.00	2/15/22	450,000 [b]	469,593
Denton Independent School				
District, Tax School Building				
(Permanent School Fund				
Guaranteed)	0.00	8/15/12	2,495,000 [a]	1,039,542
Denton Independent School				
District, Tax School Building				
(Permanent School Fund				
Guaranteed)	0.00	8/15/23	135,000	54,144
El Paso Independent School				
District (Permanent School				
Fund Guaranteed)	5.00	8/15/20	415,000	430,857
Fort Worth,				
General Purpose	5.00	3/1/20	700,000	729,841

Frenship Independent School District, Tax School Building (Permanent School Fund Guaranteed)	0.00	2/15/21	470,000	230,244
Galveston County, Combination Tax and Revenue Certificates of Obligation (Insured; AMBAC)	5.25	2/1/18	1,000,000	1,058,900
Houston, Tax and Revenue Certificates of Obligation	5.63	3/1/11	550,000 [a]	590,524
Houston, Tax and Revenue Certificates of Obligation	5.63	3/1/11	300,000 [a]	322,755
Houston, Water and Sewer Systems Revenue (Insured; FSA)	5.00	12/1/18	1,145,000	1,192,575
Houston, Water and Sewer Systems Revenue (Insured; FSA)	0.00	12/1/19	2,000,000	1,089,220
Houston, Water and Sewer Systems Revenue (Insured; FSA)	0.00	12/1/19	750,000	406,335
Lake Worth Independent School District, Tax School Building (Permanent School Fund Guaranteed)	0.00	2/15/23	1,435,000	633,553
Laredo Independent School District Public Facility Corp., LR, Series A (Insured; AMBAC)	5.00	8/1/21	1,000,000	1,024,190
Laredo Independent School District Public Facility Corp., LR, Series F (Insured; AMBAC)	5.00	8/1/21	740,000	763,554
Laredo Independent School District Public Facility Corp., LR (Insured; AMBAC)	5.00	8/1/29	1,000,000	1,015,230
Leander Independent School District, Tax School Building (Permanent School Fund Guaranteed)	0.00	8/15/30	2,000,000	553,460
Lubbock, Tax and Electric Light and Power System Surplus Revenue, Certificates of Obligation (Insured; MBIA)	5.00	4/15/18	505,000	525,927
Lubbock Health Facilities Development Corp., Revenue (Sears Plains Project) (Collateralized; GNMA)	5.50	1/20/21	995,000	1,039,934
Lubbock Housing Finance Corp., MFHR (Las Colinas Quail Creek Apartments)	6.00	7/1/22	1,175,000	1,203,376

McKinney, Tax and Limited Pledge Waterworks and Sewer System Revenue, Certificates of Obligation (Insured; AMBAC)	5.00	8/15/26	1,300,000	1,347,385
Mesquite Independent School District (Permanent School Fund Guaranteed)	5.50	8/15/19	1,045,000	1,123,406
Mesquite Independent School District (Permanent School Fund Guaranteed)	5.50	8/15/20	1,100,000	1,182,533
Mesquite Independent School District (Permanent School Fund Guaranteed)	0.00	8/15/27	1,000,000	344,090
Midlothian Independent School District, Tax School Building (Permanent School Fund Guaranteed)	0.00	2/15/22	1,750,000	813,313
Montgomery Independent School District, Tax School Building (Permanent School Fund Guaranteed)	5.00	2/15/25	2,065,000	2,143,511
North Central Health Facilities Development Corp., Revenue (Zale Lipshy University Hospital Project) (Insured; FSA)	5.45	4/1/19	2,000,000	2,050,700
North Harris Montgomery Community College District (Insured; FGIC)	5.38	2/15/17	1,000,000	1,062,840
Pearland Economic Development Corporation, Sales Tax Revenue (Insured; AMBAC)	5.00	9/1/24	1,035,000	1,077,818
San Antonio	5.00	2/1/08	5,000 [a]	5,095
San Antonio	5.00	2/1/16	120,000	121,922
San Antonio, Electric and Gas Revenue	5.50	2/1/07	245,000 [a]	249,650
San Antonio, Electric and Gas Revenue	5.50	2/1/20	255,000	289,035
Schertz-Cibolo-Universal City Independent School District (Permanent School Fund Guaranteed)	5.25	8/1/20	1,275,000	1,339,094
Sharyland Independent School District, School Building (Permanent School Fund Guaranteed)	5.00	2/15/17	1,130,000	1,184,828
South Texas Community College District (Insured; AMBAC)	5.00	8/15/17	1,790,000	1,882,579
Texas Department of Housing and Community Affairs, SFMR (Insured; FSA)	4.80	9/1/20	940,000	946,082

Texas National Research Laboratory Commission Financing Corp., LR (Superconducting Super Collider Project)	6.95	12/1/12	700,000	772,338
Texas Water Development Board, State Revolving Fund Senior Lien Revenue	5.25	7/15/17	1,500,000	1,501,590
Tyler Health Facilities Development Corp., HR (East Texas Medical Center Regional Healthcare System Project)	6.63	11/1/11	490,000	490,397
Tyler Health Facilities Development Corp., HR (East Texas Medical Center Regional Healthcare System Project)	6.75	11/1/25	1,000,000	1,012,700
Waxahachie Community Development Corp., Sales Tax Revenue (Insured; MBIA)	0.00	8/1/20	1,430,000	675,446
Waxahachie Community Development Corp., Sales Tax Revenue (Insured; MBIA)	0.00	8/1/23	1,000,000	397,160
Total Investments (cost $48,176,550)			**98.8%**	**49,169,001**
Cash and Receivables (Net)			**1.2%**	**583,903**
Net Assets			**100.0%**	**49,752,904**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Purchased on a delayed delivery basis.

c At July 31, 2006, 26.7% of the fund's net assets are guaranteed by the Permanent School Fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration

FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

STATEMENT OF INVESTMENTS

Dreyfus Premier State Municipal Bond Fund, Virginia Series

July 31, 2006 (Unaudited)

Long-Term Municipal Investments--99.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Virginia--81.3%				
Alexandria, Consolidated Public Improvement	5.50	6/15/10	2,625,000 a	2,811,270
Alexandria Redevelopment and Housing Authority, Multi-Family Housing Mortgage Revenue (Buckingham Village Apartments)	6.13	7/1/21	3,000,000	3,040,320
Amherst Industrial Development Authority, Educational Facilities Revenue (Sweet Briar College)	5.00	9/1/26	1,000,000	1,025,850
Arlington County, GO Public Improvement	5.00	8/1/21	1,000,000	1,065,200
Bristol, Utility System Revenue (Insured; MBIA)	5.25	7/15/20	2,185,000	2,338,147
Chesapeake, Public Improvement	5.50	12/1/17	1,750,000	1,881,547
Chesapeake Toll Road, Expressway Revenue	5.63	7/15/19	1,250,000	1,306,687
Danville Industrial Development Authority, HR (Danville Regional Medical Center) (Insured; AMBAC)	5.25	10/1/28	1,500,000	1,637,805
Dulles Town Center Community Development Authority, Special Assessment Tax (Dulles Town Center Project)	6.25	3/1/26	2,980,000	3,111,686
Economic Development Authority of James City County, Residential Care Facility First Mortgage Revenue (Williamsburg Landing, Inc.)	5.50	9/1/34	750,000	762,345
Fairfax County Water Authority, Water Revenue	5.50	4/1/10	1,655,000 a	1,766,249
Fairfax County Water Authority, Water Revenue	5.50	4/1/10	1,830,000 a	1,953,013
Hampton Redevelopment and Housing Authority, First Mortgage Revenue (Olde Hampton Hotel Associates Project)	6.50	7/1/16	1,200,000	1,159,920
Industrial Development Authority of Albemarle County, HR				

(Martha Jefferson Hospital)	5.25	10/1/15	1,445,000	1,528,463
Industrial Development Authority of Pittsylvania County, Exempt Facility Revenue (Multitrade of Pittsylvania County, L.P. Project)	7.65	1/1/10	600,000	634,200
Industrial Development Authority of the County of Prince William, Educational Facilities Revenue (Catholic Diocese of Arlington)	5.50	10/1/33	1,000,000	1,038,890
Industrial Development Authority of the County of Prince William, Residential Care Facility First Mortgage Revenue (Westminster at Lake Ridge)	6.63	1/1/26	1,000,000	1,018,400
Industrial Development Authority of the County of Spotsylvania, Public Facility Revenue (Spotsylvania School Facilities Project) (Insured; AMBAC)	5.00	2/1/30	1,500,000	1,548,735
Isle of Wight County Industrial Development Authority, Solid Waste Disposal Facilities Revenue (Union Camp Corp. Project)	6.10	5/1/27	2,850,000	2,930,940
Leesburg, GO Public Utility	5.00	7/1/22	1,000,000	1,057,240
Loudoun County Sanitation Authority, Water and Sewer Revenue	5.00	1/1/33	2,000,000	2,070,060
Peninsula Ports Authority of Virginia, Residential Care Facility Revenue (Virginia Baptist Homes)	5.40	12/1/33	500,000	505,885
Prince William County, COP (Prince William County Facilities) (Insured; AMBAC)	4.50	9/1/25	1,400,000 [b]	1,390,200
Richmond Metropolitan Authority, Expressway Revenue (Insured; FGIC)	5.25	7/15/17	3,100,000	3,344,962
Roanoke Industrial Development Authority, HR (Carilion Health System) (Insured; MBIA)	5.50	7/1/21	2,500,000	2,654,475
Tobacco Settlement Financing Corp. of Virginia, Tobacco Settlement Asset-Backed Bonds	5.63	6/1/37	1,000,000	1,038,540
Virginia College Building Authority, Educational Facilities Revenue (Regent				

University Project)	5.00	6/1/36	1,000,000 [b]	1,003,400
Virginia Housing Development Authority, Commonwealth Mortgage Revenue	4.75	7/1/22	1,000,000	999,410
Virginia Housing Development Authority, Multi-Family Housing	5.95	5/1/16	710,000	725,812
Virginia Public Building Authority, Public Facilities Revenue	5.75	8/1/10	2,700,000 [a]	2,896,263
Virginia Public School Authority, School Financing Bonds	5.00	8/1/19	1,300,000	1,355,913
Virginia Resource Authority, Clean Water Revenue (State Revolving Fund)	5.38	10/1/10	3,035,000 [a]	3,220,439
Virginia Resource Authority, Infrastructure Revenue (Virginia Pooled Financing Program)	4.50	11/1/21	615,000	620,295
U.S. Related--18.1%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	6.00	7/1/10	1,500,000 [a]	1,621,545
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	5,000,000	315,950
Guam Waterworks Authority, Water and Wastewater System Revenue	5.88	7/1/35	1,000,000	1,045,810
Puerto Rico Commonwealth (Insured; MBIA)	6.56	7/1/12	2,950,000 [c,d]	3,462,150
Puerto Rico Commonwealth, Public Improvement	6.00	7/1/07	1,500,000 [a]	1,553,835
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.50	7/1/12	50,000	54,340
Puerto Rico Electric Power Authority, Power Revenue (Insured; FGIC)	5.00	7/1/35	1,000,000	1,037,470
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.50	10/1/24	3,000,000	3,265,860
Total Investments (cost $65,160,673)			**99.4%**	**67,799,521**
Cash and Receivables (Net)			**.6%**	**417,579**
Net Assets			**100.0%**	**68,217,100**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Purchased on a delayed delivery basis.

c Inverse floater security--the interest rate is subject to change periodically.

d Security exempt from registration under Rule 144A of the Security Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2006, this security amounted to $3,462,150 or 5.1% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		